UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

Darden Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

237194105
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,450,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,450,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,535,767
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,535,767
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,767*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

____________________
* Includes 1,009,439 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,066
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 580,066
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD LEADERS DELTA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,272,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,272,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,272,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,272,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,450,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,450,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,450,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,450,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,450,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,450,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,450,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,450,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,450,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON BRADLEY D. BLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CHARLES M. SONSTEBY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON ROBERT MOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,318
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,318
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CRAIG S. MILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON BETSY S. ATKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON MARGARET SHÂN ATKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 150
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JEAN M. BIRCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,990
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,990
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON WILLIAM H. LENEHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,108
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON LIONEL L. NOWELL, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

1	NAME OF REPORTING PERSON ALAN N. STILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 237194105

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,526,328 Shares beneficially owned by Starboard V&O Fund is approximately $75,887,469, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 1,009,439 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 below, is approximately $40,530,733, excluding brokerage commissions.  The aggregate purchase price of the 580,066 Shares beneficially owned by Starboard S LLC is approximately $28,306,543, excluding brokerage commissions.  The aggregate purchase price of the 317,952 Shares beneficially owned by Starboard C LP is approximately $15,479,357, excluding brokerage commissions.  The aggregate purchase price of the 1,272,025 Shares beneficially owned by Starboard Delta LLC is approximately $63,994,632, excluding brokerage commissions.  The aggregate purchase price of the 4,744,190 Shares held in the Starboard Value LP Accounts is approximately $240,321,755, excluding brokerage commissions.

The Shares purchased by each of Messrs. Blum, Sonsteby, Mock, Miller, Fogarty, Lenehan, Nowell and Stillman and by each of Ms. Betsy Atkins, Ms. Shân Atkins and Misses Birch and Jamison, were purchased in the open market with personal funds.  The aggregate purchase price of the 2,250 Shares owned directly by Mr. Blum is approximately $109,568, including brokerage commissions.  The aggregate purchase price of the 3,000 Shares owned directly by Mr. Sonsteby is approximately $146,211.45, including brokerage commissions.  The aggregate purchase price of the 1,318 Shares owned directly by Mr. Mock is approximately $64,541, including brokerage commissions.  The aggregate purchase price of the 1,000 Shares owned directly by Mr. Miller is approximately $49,918, including brokerage commissions.  The aggregate purchase price of the 200 Shares owned directly by Ms. Betsy Atkins is approximately $10,108, including brokerage commissions.  The aggregate purchase price of the 150 Shares owned directly by Ms. Shân Atkins is approximately $7,545, including brokerage commissions.  The aggregate purchase price of the 450 Shares owned directly by Ms. Birch is approximately $22,040.60, including brokerage commissions. The aggregate purchase price of the 1,990 Shares owned directly by Mr. Fogarty is approximately $99,639, excluding brokerage commissions.   The aggregate purchase price of the 420 Shares owned directly by Ms. Jamison is approximately $20,435.35, excluding brokerage commissions.  The aggregate purchase price of the 1,108 Shares owned directly by Mr. Lenehan is approximately $55,086, including brokerage commissions. The aggregate purchase price of the 400 Shares owned directly by Mr. Nowell is approximately $19,632.40, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Mr. Stillman is approximately $4,997, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 15, 2014, Starboard Value LP (“Starboard”) delivered a letter to the Board of Directors (the “Board”) of the Issuer.  In the letter, Starboard highlighted the need for a new direction and new leadership at the Issuer.  Starboard condemned the Board for the recent value destruction at the Issuer, including the loss of $1 billion in market value relative to the Issuer’s peers since the sale of Red Lobster was announced, which could have easily been avoided had the Board paused and listened to its shareholders.  Starboard stated in the letter that the sale of Red Lobster is the latest in a string of bad decisions by management and the Board that have led to the Issuer’s massive stock price underperformance relative to its peers over the past five years.  Starboard concluded the letter by urging the Board to allow Starboard’s highly qualified slate of restaurant industry veterans, real estate experts, and corporate governance stewards to begin to take Darden in a new and dramatically improved direction without unnecessary delay.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 237194105

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 132,290,825 Shares outstanding, as of April 27, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Form PREC14A filed with the Securities and Exchange Commission on May 30, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on July 15, 2014, Starboard V&O Fund beneficially owned 2,535,767 Shares, including 1,009,439 Shares underlying certain call options.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 2,535,767
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,535,767
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 10 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

B.	Starboard S LLC

(a)	As of the close of business on July 15, 2014, Starboard S LLC beneficially owned 580,066 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 580,066
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 580,066
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 10 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

CUSIP NO. 237194105

C.	Starboard C LP

(a)	As of the close of business on July 15, 2014, Starboard C LP beneficially owned 317,952 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 10 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 10 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 317,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 317,952
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 10 to the Schedule 13D are set forth on Schedule A and are incorporated by reference herein.

CUSIP NO. 237194105

F.	Starboard Delta LLC

(a)	As of the close of business on July 15, 2014, Starboard Delta LLC beneficially owned 1,272,025 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,272,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,272,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Delta LLC has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Delta LLC, may be deemed the beneficial owner of the 1,272,025 shares owned by Starboard Delta LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,272,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,272,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC, may be deemed the beneficial owner of the 1,272,025 shares owned by Starboard Delta LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,272,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,272,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,272,025 shares owned by Starboard Delta LLC.

CUSIP NO. 237194105

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,272,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,272,025
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

J.	Starboard Value LP

(a)
As of the close of business on July 15, 2014, 4,744,190Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 1,272,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 9,450,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,450,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 1,272,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 9,450,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,450,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 237194105

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 1,272,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 9,450,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,450,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 1,272,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 9,450,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,450,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,535,767 Shares owned by Starboard V&O Fund, (ii) 580,066 Shares owned by Starboard S LLC, (iii) 317,952 Shares owned by Starboard C LP, (iv) 1,272,025 Shares owned by Starboard Delta LLC and (v) 4,744,190 Shares held in the Starboard Value LP Accounts.

CUSIP NO. 237194105

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,450,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Blum

(a)	As of the close of business on July 15, 2014, Mr. Blum directly owned 2,250 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,250
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Blum since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

P.	Mr. Sonsteby

(a)	As of the close of business on July 15, 2014, Mr. Sonsteby directly owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,00
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,00
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Sonsteby since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Mr. Mock

(a)	As of the close of business on July 15, 2014, Mr. Mock directly owned 1,318 Shares.

Percentage: Less than 1%

CUSIP NO. 237194105

(b)	1. Sole power to vote or direct vote: 1,318
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,318
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mock has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

R.	Mr. Miller

(a)	As of the close of business on July 15, 2014, Mr. Miller directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Miller has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

S.	Ms. Betsy Atkins

(a)	As of the close of business on July 15, 2014, Ms. Betsy Atkins directly owned 200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Atkins has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

T.	Ms. Shân Atkins

(a)	As of the close of business on July 15, 2014, Ms. Shân Atkins directly owned 150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Atkins has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

CUSIP NO. 237194105

U.	Ms. Birch

(a)	As of the close of business on July 15, 2014, Ms. Birch directly owned 450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Birch since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

V.           Mr. Fogarty

(a)	As of the close of business on July 15, 2014, Mr. Fogarty directly owned 1,990 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,990
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogarty has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

W.	Ms. Jamison

(a)	As of the close of business on July 15, 2014, Ms. Jamison directly owned 420 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 420
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 420
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Jamison since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

X.	Mr. Lenehan

(a)	As of the close of business on July 15, 2014, Mr. Lenehan directly owned 1,108 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,108
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 237194105

(c)	Mr. Lenehan has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

Y.           Mr. Nowell

(a)	As of the close of business on July 15, 2014, Mr. Nowell directly owned 400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Nowell since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Z.	Mr. Stillman

(a)	As of the close of business on July 15, 2014, Mr. Stillman directly owned 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stillman has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors of the Issuer, dated July 15, 2014.

CUSIP NO. 237194105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD  LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Sonsteby, Robert Mock, Craig S. Miller, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III and Alan N. Stillman

CUSIP NO. 237194105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 10 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Call Options	178,200#	40.9528##	06/20/2014
Sale of Put Options	(178,200)*	0.0100**	06/20/2014
Purchase of Call Options	29,700#	40.4292##	06/23/2014
Sale of Put Options	(29,700)*	0.0100**	06/23/2014
Purchase of Call Options	118,800#	40.0078##	06/26/2014
Sale of Put Options	(118,800)*	0.0100**	06/26/2014
Purchase of Call Options	89,100#	40.0447##	06/27/2014
Sale of Put Options	(89,100)*	0.0100**	06/27/2014
Purchase of Call Options	44,250#	39.4497##	07/07/2014
Sale of Put Options	(44,250)*	0.0100**	07/07/2014
Purchase of Call Options	44,250#	38.8928##	07/08/2014
Sale of Put Options	(44,250)*	0.0100**	07/08/2014
Purchase of Call Options	29,500#	39.1967##	07/09/2014
Sale of Put Options	(29,500)*	0.0100**	07/09/2014
Purchase of Call Options	59,000#	38.4037##	07/10/2014
Sale of Put Options	(59,000)*	0.0100**	07/10/2014
Purchase of Call Options	118,000#	38.0761##	07/11/2014
Sale of Put Options	(118,000)*	0.0100**	07/11/2014
Purchase of Call Options	29,500#	37.5154##	07/15/2014
Sale of Put Options	(29,500)*	0.0100**	07/15/2014
____________________
# Represents shares underlying American-style call options purchased in the over the counter market. These call  options expire on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively.
## This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively.
* Represents shares underlying European-style put options sold in the over the counter market. These put options expire on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively.
**This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively.

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	40,800	47.7746	06/20/2014
Purchase of Common Stock	6,800	47.1636	06/23/2014
Purchase of Common Stock	27,200	46.6719	06/26/2014

CUSIP NO. 237194105

Purchase of Common Stock	20,400	46.7149	06/27/2014
Purchase of Common Stock	10,275	46.0207	07/07/2014
Purchase of Common Stock	10,275	45.3708	07/08/2014
Purchase of Common Stock	6,850	45.7254	07/09/2014
Purchase of Common Stock	13,700	44.8001	07/10/2014
Purchase of Common Stock	27,400	44.4178	07/11/2014
Purchase of Common Stock	6,850	43.7636	07/15/2014

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	22,500	47.7746	06/20/2014
Purchase of Common Stock	3,750	47.1636	06/23/2014
Purchase of Common Stock	15,000	46.6719	06/26/2014
Purchase of Common Stock	11,250	46.7149	06/27/2014
Purchase of Common Stock	5,625	46.0207	07/07/2014
Purchase of Common Stock	5,625	45.3708	07/08/2014
Purchase of Common Stock	3,750	45.7254	07/09/2014
Purchase of Common Stock	7,500	44.8001	07/10/2014
Purchase of Common Stock	15,000	44.4178	07/11/2014
Purchase of Common Stock	3,750	43.7636	07/15/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

Purchase of Common Stock	58,500	47.7746	06/20/2014
Purchase of Common Stock	9,750	47.1636	06/23/2014
Purchase of Common Stock	39,000	46.6719	06/26/2014
Purchase of Common Stock	29,250	46.7149	06/27/2014

CUSIP NO. 237194105

Purchase of Common Stock	14,850	46.0207	07/07/2014
Purchase of Common Stock	14,850	45.3708	07/08/2014
Purchase of Common Stock	9,900	45.7254	07/09/2014
Purchase of Common Stock	19,800	44.8001	07/10/2014
Purchase of Common Stock	39,600	44.4178	07/11/2014
Purchase of Common Stock	9,900	43.7636	07/15/2014

BRADLEY D. BLUM

Purchase of Common Stock	1,000	48.2640	06/20/2014

CHARLES M. SONSTEBY

Purchase of Common Stock	500	48.2189	06/20/2014

JEAN M. BIRCH

Purchase of Common Stock	200	48.2180	06/20/2014

CYNTHIA T. JAMISON

Purchase of Common Stock	215	47.4900	06/20/2014

LIONEL L. NOWELL, III

Purchase of Common Stock	200	48.0170	06/20/2014